Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces First Quarter 2010 Earnings
New York, April 28, 2010 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the first quarter ended March 31, 2010.
For the first quarter of 2010, net revenue was US$567.6 million, representing an increase of approximately 162% from US$216.5 million for the comparable period ended March 31, 2009. The increase in net revenue resulted primarily from the opening of City of Dreams in June 2009.
Adjusted EBITDA(1) was US$86.9 million for the first quarter of 2010, as compared with Adjusted EBITDA of US$21.3 million in the first quarter of 2009. The year-over-year increase in Adjusted EBITDA in the first quarter of 2010 was attributable to the opening of City of Dreams, combined with various expense management initiatives across the Company’s three operating units.
The combined rolling chip table games hold percentage (calculated before discounts and commissions) across City of Dreams and Altira Macau in the first quarter of 2010 was 2.9%, within the expected rolling chip hold percentage range of 2.7% to 3.0%.
The company-wide mass market table games hold percentage (non rolling chip) in the first quarter of 2010 was 19.7%, which is above the previous target hold percentage range of 16.0% to 18.0%, but consistent with the mass market hold percentage at mass market focused properties, such as City of Dreams. Going forward, we target 18% to 20% for our company-wide mass market table games hold percentage.

On a U.S. GAAP basis, Melco Crown Entertainment recorded a net loss for the first quarter of 2010 of US$12.5 million, or a loss of US$0.02 per ADS, compared to a loss of US$35.3 million, or a loss of US$0.08 per ADS, in the first quarter of 2009. The year-over-year decrease in the net loss resulted from the earnings contribution from City of Dreams, partially offset by increased depreciation and amortization expenses and lower capitalized interest following the opening of City of Dreams.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “The first quarter of 2010 was the first reporting period to benefit from the full complement of hotel rooms and the opening of other non-gaming amenities at City of Dreams. VIP gaming volume at City of Dreams remained strong and our mass market gaming volume continued to show meaningful sequential growth. Additionally, the improvement in our mass market hold percentage is an important driver of revenue and EBITDA and is a consequence of operational improvements rather than table game volatility. We are pleased that our first quarter results provide an early indication of this property’s potential, though we continue to believe there is considerable room for additional improvement.
“At Altira Macau, not only has rolling chip turnover returned to pre-commission cap levels, but it has exceeded those levels. Our smooth transition into a traditional rolling chip business model has sustainably improved the profitability of our VIP business at this property.
“We are pleased to see company-wide profitability improve beyond what would be expected from increased gaming volume. Cost containment efforts, combined with reduced commission expense, are sustainably driving margin improvement across the Company.
“Additionally, as City of Dreams ramps up, our mix of business continues to shift favorably with a greater contribution from the higher margin mass market segment. This is enhancing our overall EBITDA margin and is expected to result in more stable and predictable earnings going forward.

“Overall, we continue to believe that the volume and profitability improvements to our business over the last two quarters are sustainable. We remain confident that our mass market gaming volume can continue to grow, as we roll out additional amenities at City of Dreams, such as The House of Dancing Water which is scheduled to open in the third quarter of this year.”
City of Dreams 1Q Results
For the quarter ended March 31, 2010, net revenue at City of Dreams was US$336.3 million and Adjusted EBITDA was US$70.9 million.
Rolling chip volume totaled US$9.8 billion for the first quarter of 2010 and mass market table games drop (non rolling chip) totaled US$479.4 million. Slot handle was US$441.0 million.
On a sequential basis from the fourth quarter of 2009, rolling chip volume increased 5%, mass market table drop increased 13%, and slot handle increased 18% in the first quarter of 2010.
Total non-gaming revenue at City of Dreams in the first quarter of 2010 was US$29.4 million. Occupancy per available room in the first quarter of 2010 was 75% and the average daily rate (ADR) was US$152 per occupied room.
Altira Macau 1Q Results
For the quarter ended March 31, 2010, net revenue at Altira Macau was US$197.2 million versus US$183.6 million in the quarter ended March 31, 2009. Altira Macau generated Adjusted EBITDA of US$21.8 million in the first quarter of 2010 compared with Adjusted EBITDA of US$20.2 million in the first quarter of 2009.
Rolling chip volume totaled US$9.9 billion in the first quarter of 2010, up from US$9.1 billion in the first quarter of 2009. In the mass market table games segment, drop (non rolling chip) totaled US$71.1 million in the first quarter of 2010, down from US$76.0 million generated in the comparable period in 2009.

Total non-gaming revenue at Altira Macau in the first quarter of 2010 was US$7.4 million, down from US$7.8 million in the first quarter of 2009. Occupancy per available room in the first quarter of 2010 was 92% and the ADR was US$166 per occupied room. This compares with occupancy and ADR of 89% and US$234, respectively, in the first quarter of 2009.
Mocha Clubs 1Q Results
Net revenue from Mocha Clubs totaled US$26.7 million in the first quarter of 2010, up from US$24.7 million in the first quarter of 2009.
Mocha Clubs generated US$6.5 million of Adjusted EBITDA in the first quarter of 2010, which compares with US$6.8 million in the first quarter of 2009.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,564 in the first quarter of 2010, an increase from an average of approximately 1,273 in the first quarter of 2009. The net win per gaming machine per day was US$187 in this period, as compared with US$211 in the same period in 2009.
Other Factors Affecting Earnings
Total non-operating expenses for the first quarter of 2010 were US$18.8 million, which included US$15.5 million in net interest expense and other finance costs of US$3.4 million. Capitalized interest during the first quarter of 2010 totaled US$3.7 million.
Depreciation and amortization costs of US$76.1 million were booked in the first quarter of 2010, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.9 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure
Cash and cash equivalents as of March 31, 2010 totaled US$380.0 million, including US$127.1 million of restricted cash. Total senior secured debt at the end of the first quarter of 2010 was US$1.68 billion. Total debt to shareholders’ equity as of March 31, 2010 was 72%.
Capital expenditures for the first quarter of 2010 were US$36.3 million, primarily attributable to City of Dreams.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its first quarter 2010 financial results on April 28, 2010 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 202 3109
US Toll / International	1 617 213 8844
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	00 800 280 02002
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll / International	1 617 801 6888

Passcode	43959165

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, stock-based compensation costs, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, stock-based compensation costs, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA and adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)
“Adjusted net (loss) income’ is net (loss) income before pre-opening costs, property charges and other. Adjusted net (loss) income and adjusted net (loss) income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net (loss) income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net (loss) income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)(3)

OPERATING REVENUES
Casino	$549,268	$213,001
Rooms	19,010	4,451
Food and beverage	13,205	3,574
Entertainment, retail and others	5,370	2,323

Gross revenues	586,853	223,349
Less: promotional allowances	(19,248)	(6,858)

Net revenues	567,605	216,491

OPERATING COSTS AND EXPENSES
Casino	(422,905)	(176,525)
Rooms	(3,312)	(587)
Food and beverage	(9,489)	(2,725)
Entertainment, retail and others	(2,096)	(179)
General and administrative	(43,972)	(18,201)
Pre-opening costs	(4,072)	(18,286)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(4,880)	(4,543)
Depreciation and amortization	(56,909)	(14,709)
Property charges and others	508	—

Total operating costs and expenses	(561,436)	(250,064)

OPERATING INCOME (LOSS)	6,169	(33,573)

NON-OPERATING EXPENSES
Interest (expenses) income, net	(15,483)	121
Other finance costs	(3,400)	(1,196)
Foreign exchange loss, net	(411)	(453)
Other income, net	490	—

Total non-operating expenses	(18,804)	(1,528)

LOSS BEFORE INCOME TAX	(12,635)	(35,101)
INCOME TAX CREDIT (EXPENSE)	161	(222)

NET LOSS	$(12,474)	$(35,323)

LOSS PER SHARE:
Basic and diluted	$(0.008)	$(0.027)

LOSS PER ADS:
Basic and diluted	$(0.023)	$(0.080)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	1,595,175,859	1,322,512,422

(3)	The unaudited condensed consolidated financial statements for 2009 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$252,858	$212,598
Restricted cash	127,148	236,119
Accounts receivable, net	313,395	299,700
Amounts due from an affiliated company	—	1
Amounts due from a shareholder	12	—
Inventories	7,208	6,534
Prepaid expenses and other current assets	17,659	19,768

Total current assets	718,280	774,720

PROPERTY AND EQUIPMENT, NET	2,765,539	2,786,646
GAMING SUBCONCESSION, NET	699,670	713,979
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	60,322	52,365
DEFERRED TAX ASSETS	191	—
DEFERRED FINANCING COST	35,863	38,948
LAND USE RIGHTS, NET	442,696	447,576

TOTAL	$4,808,696	$4,900,369

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,676	$8,719
Accrued expenses and other current liabilities	424,230	497,767
Income tax payable	722	768
Current portion of long-term debt	89,008	44,504
Amounts due to affiliated companies	4,718	7,384
Amounts due to shareholders	7	25

Total current liabilities	527,361	559,167

LONG-TERM DEBT	1,594,199	1,638,703
OTHER LONG-TERM LIABILITIES	20,974	20,619
DEFERRED TAX LIABILITIES	17,709	17,757
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	31,930	39,432

SHAREHOLDERS’ EQUITY
Ordinary shares	15,967	15,956
Treasury shares	(14)	(5)
Additional paid-in capital	3,089,878	3,088,768
Accumulated other comprehensive losses	(25,840)	(29,034)
Accumulated losses	(579,115)	(566,641)

Total shareholders’ equity	2,500,876	2,509,044

TOTAL	$4,808,696	$4,900,369

Melco Crown Entertainment Limited
Reconciliation of Net Loss to Adjusted Net Loss
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)

Net Loss	$(12,474)	$(35,323)
Pre-opening Costs	4,072	18,286
Property Charges and Others	(508)	—

Adjusted Net Loss	$(8,910)	$(17,037)

ADJUSTED NET LOSS PER ADS:
Basic and diluted	$(0.017)	$(0.039)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended March 31, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$12,197	$2,314	$20,269	$(28,611)	$6,169

Pre-opening Costs	—	—	4,072	—	4,072
Depreciation and Amortization	10,223	4,130	46,399	15,346	76,098
Stock-based Compensation	(86)	29	158	1,005	1,106
Property Charges and Others	(508)	—	—	—	(508)

Adjusted EBITDA	21,826	6,473	70,898	(12,260)	86,937
Corporate and other expenses	—	—	—	12,260	12,260

Adjusted Property EBITDA	$21,826	$6,473	$70,898	$—	$99,197

	Three Months Ended March 31, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$8,934	$2,641	$(21,606)	$(23,542)	$(33,573)

Pre-opening Costs	—	—	17,560	726	18,286
Depreciation and Amortization	11,005	4,033	3,331	15,192	33,561
Stock-based Compensation	267	100	715	1,934	3,016
Property Charges and Others	—	—	—	—	—

Adjusted EBITDA	20,206	6,774	—	(5,690)	21,290
Corporate and other expenses	—	—	—	5,690	5,690

Adjusted Property EBITDA	$20,206	$6,774	$—	$—	$26,980

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2010	2009
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$99,197	$26,980
Corporate and other expenses	(12,260)	(5,690)

Adjusted EBITDA	86,937	21,290
Pre-opening Costs	(4,072)	(18,286)
Depreciation and Amortization	(76,098)	(33,561)
Stock-based Compensation	(1,106)	(3,016)
Property Charges and Others	508	—
Interest and Other Non-Operating Expenses, Net	(18,804)	(1,528)
Income Tax Credit (Expense)	161	(222)

Net Loss	$(12,474)	$(35,323)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended
	March 31,
	2010	2009
Room Statistics:
Altira Macau
Average daily rate (4)	$166		$234
Occupancy per available room	92%		89%
Revenue per available room (5)	$153		$208

City of Dreams
Average daily rate (4)	$152	$	N/A
Occupancy per available room	75%		N/A
Revenue per available room (5)	$114	$	N/A

Other Information:
Altira Macau
Average number of table games	217		254
Table games win per unit per day (6)	$14,715		$11,555

City of Dreams
Average number of table games	408		N/A
Average number of gaming machines	1,304		N/A
Table games win per unit per day (6)	$10,764	$	N/A
Gaming machines win per unit per day (7)	$187	$	N/A

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points